Exhibit 99.1

PRESS RELEASE

AC Immune Announces Anti-Tau Monoclonal Antibody Entering Second Phase 2 Trial in Moderate Alzheimer’s Disease

Study complements ongoing trial in the prodromal to mild population

Lausanne, Switzerland, February 20, 2019 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical-stage biopharmaceutical company with a broad pipeline focused on neurodegenerative diseases, today announced that Genentech, a member of the Roche Group, is recruiting patients for a second Phase 2 trial for an anti-Tau monoclonal antibody, known as MTAU9937A, RO7105705, in moderate Alzheimer’s disease (AD). The same antibody, RG6100 (MTAU9937A, RO7105705), also is being studied by Genentech in a separate Phase 2 trial to evaluate its efficacy and safety in patients with prodromal-to-mild Alzheimer's disease. This anti-Tau monoclonal antibody was discovered and humanized as part of AC Immune’s collaboration with Genentech.

Prof. Andrea Pfeifer, CEO of AC Immune SA, commented: "We are highly encouraged that Genentech is broadening its clinical evaluation of our anti-Tau antibody. Interest in targeting Tau was also recently demonstrated by our newest partnership with Eli Lilly, announced in early January, to develop our small molecule Tau MorphomerTM to treat Alzheimer’s. These projects illustrate AC Immune’s scientific leadership in the field and are an important part of our broad portfolio of three product candidates in Phase 2 clinical testing, complementary diagnostics in clinical development, a robust early-stage pipeline and an increasingly visible focus on early projects targeting neuro-orphan and neuro-inflammation indications.”

The trial, posted here, is a Phase 2, multicenter, randomized, double-blind, placebo-controlled, parallel-group study designed to evaluate the clinical efficacy, safety, pharmacokinetics, and pharmacodynamics of MTAU9937A, RO7105705 in an estimated 260 patients with moderate AD dementia. The study consists of a screening period, a double-blind treatment period, an optional open-label extension (OLE) period, and a safety follow-up period. The primary endpoints are change from baseline to Week 49 in cognitive function as measured by the Alzheimer's Disease Assessment Scale, Cognitive Subscale, 11-item version (ADAS-Cog11) and change from baseline to Week 49 in functional capacities as measured by the Alzheimer's Disease Cooperative Study-Daily Living Inventory (ADCS-ADL).

This anti-Tau monoclonal antibody is part of the strategic collaboration with Genentech entered into in 2012 for the research, development and commercialization of monoclonal humanized antibodies against Tau protein. RO7105705 is a humanized anti-Tau monoclonal antibody with a high specificity for pathological Tau, designed to intercept the cell-to-cell spread of pathological Tau in the extracellular space of the brain.

Tau pathology spreads with a characteristic spatiotemporal pattern throughout the brain, coinciding with both clinical symptoms and disease progression in AD. Slowing the propagation of tau pathology may therefore slow disease progression and reduce cognitive decline, and anti-tau therapies have shown promise in slowing the progression of tau pathology in animal models of tauopathy.

AC Immune has several product candidates addressing the Tau approach, including: ACI-35, an anti-pTau vaccine partnered with Janssen Pharmaceuticals, currently in a Phase 1b/2a trial, a small molecule Tau MorphomerTM, partnered with Eli Lilly and Company, that is scheduled to enter Phase 1 in 2019; and a Tau imaging agent, partnered with Life Molecular Imaging (formerly Piramal Imaging), currently in Phase 2 clinical testing.

About AC Immune SA

AC Immune SA is a Nasdaq-listed clinical-stage biopharmaceutical company, which aims to become a global leader in precision medicine for Neurodegenerative Diseases. The Company designs, discovers and develops therapeutic as well as diagnostic products intended to prevent and modify diseases caused by misfolding proteins. AC Immune's two proprietary technology platforms create antibodies, small molecules and vaccines designed to address a broad spectrum of neurodegenerative indications, such as Alzheimer's disease (AD). The Company's pipeline features nine therapeutic and three diagnostic product candidates, with five currently in clinical trials. It has collaborations with major pharmaceutical companies including Roche/Genentech, Lilly, Biogen, Janssen Pharmaceuticals, Nestlé Institute of Health Sciences, Life Molecular Imaging (formerly Piramal Imaging) and Essex Bio-Technology.

For further information, please contact:

US Investors Lisa Sher AC Immune Investor Relations Phone: +1 970 987 2654 E-mail: lisa.sher@acimmune.com	US Media Katie Gallagher LaVoieHealthScience Phone: +1 617 792 3937 E-mail: kgallagher@lavoiehealthscience.com

European Investors & Media Chris Maggos LifeSci Advisors Phone: +41 79 367 6254 E-mail: chris@lifesciadvisors.com

Forward looking statements

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